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                                                                    Exhibit 23.2



              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Compass Bancshares, Inc.:


We consent to incorporation by reference in the registration statement (No 33-57003) on Form S-8 of Compass Bancshares, Inc. Profit Sharing Stock Bonus Plan (formerly Compass Bancshares, Inc. Employee Stock Ownership Plan) of our report dated June 23, 1999, relating to the statement of net assets available for plan benefits of Compass Bancshares, Inc Profit Sharing Stock Bonus Plan as of December 31, 1998, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, which report appears in the December 31, 1999 Annual Report on Form 11-K of Compass Bancshares, Inc. Profit Sharing Stock Bonus Plan.

/s/ KPMG LLP

Birmingham, Alabama
July 10, 2000